Exhibit 99.1

SGOCO Group, Ltd. Announces Entry into Acquisition Agreement for 11 Hau Fook Street Limited

On February 22, 2018, SGOCO Group, Ltd. (the “Company”) wholly-owned subsidiary, Giant Connection Limited entered into a Share Exchange Agreement (the “Agreement”) with Vagas Lane Limited for the purchase and sale of 11 Hau Fook Street Limited in consideration for HK$26.1 million, which will be satisfied by the allotment and issuance of 2,935,223 ordinary shares of the Company. The principal activity of 11 Hau Fook Street Limited is property investment in Hong Kong. A copy of the Agreement is attached to this Form 6-K as Exhibit 4.1.